DAYBREAK OIL AND GAS, INC.
1414 S. FRIENDSWOOD DRIVE, SUITE 212
FRIENDSWOOD, TX 77546
OFFICE: (281) 996-4176

July 21, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:    Robert Babula

Staff Accountant

Re:   Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year ended February 28, 2022 Filed June 15, 2022

Form 10-Q for the Fiscal Quarter ended November 30, 2022 Filed January 17, 2023

File No. 000-50107

Dear Mr. Babula:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2023 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.

Form 10-Q for the Fiscal Quarter ended November 30, 2022

Note 5 - Acquisition, page 9

1.	In your April 27, 2023 response to comment eight, you indicated that you would file audited financial statements of Reabold California LLC, covering the years ended December 31, 2020 and 2021, in an amendment to the Form 8-K that you filed on May 26, 2022 to report the acquisition, no later than May 26, 2023.

Although these financial statements were required to be filed by August 10, 2022, as of the date of this letter you have not filed these financial statements.

Tell us the status of your efforts to prepare and file audited financial statements of Reabold California LLC, covering the annual periods referenced above, unaudited interim financial statements covering its quarter ended March 31, 2022, and the pro forma financial statements required by Article 11 of Regulation S-X.

If you do not intend or are unable to comply with your filing obligations under Rule 13a- 11(a) of Regulation 13A, clarify your position in your response.

Response:

We have currently filed the audited financial statements of Reabold California LLC, covering the years ended December 31, 2020 and 2021, in an amendment to the Form 8-K that was filed on May 26, 2022 to report the acquisition.

The 8-K/A was filed on July 11, 2023.

2.	We note that you valued the 160,964,489 common shares issued to acquire Reabold California, LLC at $6.6 million, or about $0.04 per share, although on the same date you issued 128,125,000 common shares in exchange for cash at $0.02 per share; and that the issuance of such shares for cash was part of the Capital Raise Requirement specified in your agreement to acquire Reabold California, LLC from Gaelic Resources Ltd.

Tell us how you adhered to the fair value objective in measuring the transaction, including the requirement to maximize use of relevant observable inputs in FASB ASC 820-10-35- 24, in determining whether the market was sufficiently active or whether the market price would be subject to adjustment pursuant to FASB ASC 820-10-35-40 and 41C(b), and considering the magnitude and value ascribed in the contemporaneous sale of shares.

If you are unable to support characterization of the transaction as a business acquisition, also address the measurement guidance in FASB ASC 805-50-30-2, which requires use of the more clearly evident and reliable measure of fair value, considering the fair value of the shares issued and the fair value of the net assets acquired.

Please submit any revisions that you propose to more clearly align your valuation of the transaction with the fair value measurement objectives in the applicable guidance and provide us with details of the analyses that you perform to address these concerns.

Response:

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To increase consistency and comparability in fair value measurements and related disclosures, ASC Topic 820 also established a fair value hierarchy that prioritizes the relative reliability of inputs used in fair value measurements. We are required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

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The guidance under ASC 820-10-35-24 (Valuation Techniques) requires that a reporting entity use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

ASC 820-10-35-40 defines Level 1 inputs as shown above, while ASC 820-10-35-41C(b) requires that no adjustment be made to a Level 1 input except when a quoted price in an active market does not represent fair value at the measurement date. Additionally, if the quoted price is adjusted for new information, the adjustment results in a fair value measurement categorized within a lower level of the fair value hierarchy.

The number of common shares to be issued for the acquisition of Reabold, regardless of the share price at closing of the acquisition, was determined on October 20, 2021 at the signing of the Equity Exchange Agreement with Gaelic while the valuation of the common shares issued for the acquisition occurred at the closing of the transaction on May 25, 2022. The gross amount of the capital raise was also determined at the signing of the Equity Exchange Agreement on October 20, 2021, while the number of common shares to be issued for the capital raise was determined at the signing of the Subscription Agreement on May 5, 2022 with Portillion Capital, a separate, independent party from Gaelic. In summary, the dates determining the amount of common share issuance and the valuation dates of both agreements are shown in the table below:

Date	Equity Exchange Agreement	Share Price	Subscription Agreement	Share Price
Number of shares to be issued	October 20, 2021	$0.033	May 5, 2022	$ 0.04
Valuation of share issuance	May 25, 2022	$0.041	October 20, 2021	$0.033

In determining the fair value of the Reabold acquisition, Level 1 inputs were used to determine the valuation of the acquisition. Specifically, the quoted closing price of Daybreak common stock on May 25, 2022, which we believe is a valid Level 1 input, was multiplied by the number of common shares issued for the transaction to determine the value of the transaction. Since the Equity Exchange Agreement was initially announced to the public in both an 8-K filing and a press release in October 2021 with additional 8-K filing updates throughout 2021 and 2022 on the progress being achieved towards meeting the terms and conditions of the Equity Exchange Agreement, the stock market had time to reflect its valuation of the acquisition in the Daybreak common share price.

In determining the fair value of the share issuance for cash, Level 3 inputs were used to determine the value of the transaction. The level 3 input used was the market willingness to complete the above mentioned capital raise transaction for the number of common shares available to be issued. In dealing with multiple potential funding sources it was determined that the 128,125,000 common shares was the number of shares that needed to be sold to raise the required funds.

We do not believe it is necessary to make any revisions to either the valuation of the acquisition or of the issuance of common shares for cash to be more aligned with the fair value measurement objectives.

3.	We note that the value of shares issued in exchange for Reabold California, LLC would be about $3.2 million using the contemporaneous cash price of $0.02 per share, and that substantially all of the fair value of the assets acquired would appear to be concentrated in a group of similar identifiable assets if there were no goodwill.

Tell us how you considered the criteria in FASB ASC 805-10-55-3A through 9 in formulating your view of the transaction as a business acquisition rather than an asset acquisition, and explain to us how you would reasonably describe the composition of goodwill to comply with FASB ASC 805-30-50-1(a).

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If substantially all revenues generated by the assets acquired are from oil and gas producing activities, clarify the extent to which you considered the guidance in Rule 3- 05(e)(1) and (f)(2) of Regulation S-X, regarding the criteria for filing statements of revenues and direct operating expenses in lieu of complete historical financial statements, in relation to the deficiency noted in the first comment in this letter.

Response:

The guidance in ASC 805-10-55-3A, as restated here in abbreviated form, defines a business as an integrated set of activities that is capable of being conducted or managed for the purpose of providing a return in the form of economic benefits to the owners. Under this definition, the acquisition of Reabold meets the requirement to be considered a business acquisition rather than an asset acquisition.

Additionally, to be considered a business, the integrated set must meet the requirements in paragraphs ASC 805-10-55-4 through 805-10-55-6 and ASC 805-10-55-8 through 805-10-55-9 to determine if the acquisition should be treated as a business acquisition rather than an asset acquisition.

In reviewing the guidance of ASC 805-10-55-4 through 805-10-55-6, we found that under ASC 805-10-55-5A concerning the single or similar asset threshold test, the Reabold acquisition did not qualify to be considered a business acquisition as opposed to an asset acquisition. We plan to revise any future disclosure to reflect this decision that the Reabold acquisition was an asset acquisition rather than a business acquisition. Because of this finding we did not continue any further review of the ASC 805-10-55-4 through 805-10-55-6 and ASC 805-10-55-8 through 805-10-55-9 guidance.

The guidance in FASB ASC 805-30-50-1(a) has as an objective that the acquirer of a business shall disclose a qualitative description of the factors that make up the goodwill recognized. Since in following the guidance from ASC 805-10-55-4 through 805-10-55-6 above, we have decided to treat the Reabold acquisition as an asset acquisition there will no longer be any goodwill reported from this acquisition.

All of the revenues are generated by the assets acquired are from oil and gas producing activities. In reviewing the guidance in Rule 3-05(e)(1) and 3-05(f)(2) of Regulation S-X, it was determined that the Company did not meet the qualifying conditions for filing statements of revenues and direct operating expenses in lieu of complete historical financial statements as detailed in the two tables below:

Guidance in Rule 3-05(e)(1) of Regulation S-X:

Rule 3-05(e)(1) Qualifying Conditions	Analysis
(i) The total assets and total revenues of the acquired business constitute 20% or less of the corresponding amounts of the seller as of the most recently completed fiscal year.	No
(ii) Separate financial statements for the business have not previously been prepared.	No
(iii) The acquired business was not a separate entity or subsidiary during the periods covered by the financial statements.	No
(iv) The seller has not maintained the distinct and separate accounts necessary to present financial statements that, absent paragraph (e), would satisfy the requirements of this section.	No

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Guidance in Rule 3-05(f)(2) of Regulation S-X:

Rule 3-05(f)(2) Qualifying Conditions	Analysis
(i) The acquisition generates substantially all of its revenues from oil and gas producing activities.	Yes
(ii) The qualifying conditions specified in paragraph 3-05(e)(1) of this section are met.	No

Since we have now filed the required audited historical financial statements for the acquisition, we feel it is not necessary to instead file statements of revenues and direct operating expenses in lieu of the complete historical financial statements.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Annual Form 10-K and Quarterly 10-Q filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently working on completing our Annual Report on Form 10-K for the fiscal year ended February 28, 2023. We will ensure that the above comments are incorporated as appropriate into these filings.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President and Chief Executive Officer

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